EXHIBIT 17.1

To:  The Board of Directors - Fog Cutter Capital Group Inc.

From :  Christopher DeWolfe

Date:  April 27, 2005

Re:  Resignation

Effective immediately I am hereby resigning from my role as a Fog Cutter board member and all other officer and director positions held at Fog Cutter’s subsidiary or affiliate companies.  The reason for my resignation is to devote my full time to my other business interests.

/s/ Christopher DeWolfe
Christopher DeWolfe